Exhibit 3.1

NOTE ABOUT TRANSLATION:

This document is an English translation of a document prepared in Dutch. In preparing this document, an attempt has been made to translate as literally as possible without jeopardizing the overall continuity of the text. Inevitably, however, differences may occur in translation and if they do, the Dutch text will govern by law. The definitions in Article 1.1 of this document are listed in the English alphabetical order which may differ from the Dutch alphabetical order. In this translation, Dutch legal concepts are expressed in English terms and not in their original Dutch terms. The concepts concerned may not be identical to concepts described by the English terms as such terms may be understood under the laws of other jurisdictions.

ARTICLES OF ASSOCIATION:

1	Definitions

1.1	In these Articles of Association the following words shall have the following meanings:

Annual Accounts: the annual accounts of the Company as referred to in Section 2:361 of the Dutch Civil Code, consisting of a balance sheet and profit and loss account with explanatory notes, and the consolidated annual accounts if the Company prepares consolidated annual accounts;

Articles of Association: these articles of association;

Auditor: an auditor as referred to in Section 2:393 of the Dutch Civil Code, or an organization in which such auditors work together;

Board: the board of directors of the Company;

CEO: the Executive Director with the title Chief Executive Officer;

Chairman: the chairman of the Board;

Class Meeting: a meeting of holders of Common A Shares or Common B Shares, as the case may be, and other persons entitled to attend such meeting or the corporate body of the Company consisting of holders of Common A Shares or Common B Shares, as the case may be, entitled to vote, together with usufructuaries and pledgees with voting rights for the same class of Shares;

Common A Share: a common A share in the capital of the Company;

Common B Share: a common B share in the capital of the Company;

Company: JBS Foods International N.V.;

Company Body: the Board or the General Meeting;

Company Secretary: the secretary of the Company;

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Conversion Notice: a written conversion notice in the form as determined by the Board;

Depository Receipts: depository receipts issued in respect of Shares;

Director: a member of the Board;

Distributable Equity: the part of the Company’s equity which exceeds the aggregate of the paid in and called up part of the capital and the reserves which must be maintained pursuant to the law;

Executive Director: a Director appointed by the General Meeting as executive director of the Board;

General Meeting: a meeting of Shareholders and other persons entitled to attend meetings of Shareholders or the corporate body of the Company consisting of Shareholders entitled to vote, together with pledgees and usufructuaries to whom voting rights attributable to Shares accrue, as the case may be;

Group Company: a group company of the Company within the meaning of Section 2:24b of the Dutch Civil Code;

in writing: by letter, by telecopier, by e-mail, or by a legible and reproducible message otherwise electronically sent, provided that the identity of the sender can be sufficiently established;

Meeting Rights: the rights conferred by law upon holders of depository receipts issued with a company’s cooperation for shares in its capital;

Non-Executive Director: a Director appointed by the General Meeting as non-executive director of the Board;

Record Date: the twenty-eighth day before the date of a General Meeting;

Requesting Shareholder: has the meaning assigned thereto in Article 6.1;

Share: a share in the capital of the Company; unless the contrary is apparent, this shall include each Common A Share and each Common B Share;

Shareholder: a holder of one or more Shares;

Subsidiary: a subsidiary of the Company as referred to in Section 2:24a of the Dutch Civil Code;

Vice-Chairman: the vice-chairman of the Board.

1.2	References to Articles shall be deemed to refer to articles of these Articles of Association, unless the contrary is apparent.

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2	Name and official seat

2.1	The Company’s name is:

JBS Foods International N.V.

2.2	The official seat of the Company is in Amsterdam, the Netherlands.

3	Objects

The objects of the Company are:

(a)	to carry on the business of food processing and production and to do all things connected, related or ancillary to, or likely to be required or desirable in connection with, such business;

(b)	to incorporate, to participate in any way whatsoever in, to manage, to supervise businesses and companies;

(c)	to finance businesses and companies;

(d)	to borrow, to lend and to raise funds, including but not limited to the issue of (convertible) bonds, promissory notes or other securities or evidence of indebtedness and to enter into agreements in connection with aforementioned activities;

(e)	to render advice and services to Group Companies and third parties;

(f)	to grant guarantees, to bind the Company and to pledge its assets for obligations of the Company, Group Companies and third parties;

(g)	to acquire, alienate, manage, to trade in and exploit registered property, currencies, securities and items of property in general;

(h)	to develop and trade in patents, trade marks, licenses, know-how and other intellectual and industrial property rights;

(i)	to perform any and all activities of an industrial, financial or commercial nature,

and to do all that is connected therewith or may be conducive thereto, all to be interpreted in the broadest sense.

4	Authorized capital

4.1	The authorized capital of the Company equals ● euro (EUR ●).

4.2	The authorized capital of the Company is divided into ● (●) Common A Shares, with a nominal value of four eurocent (EUR 0.04) each, and ● (●) Common B Shares, with a nominal value of forty eurocent (EUR 0.40) each.

4.3	Upon the conversion of one or more Common B Shares into Common A Shares in the ratio described in Article 6.1, the authorized capital shall decrease with the number of Common B Shares so converted and shall increase with the number of Common A Shares into which such Common B Shares are converted.

4.4	All Shares are to be registered. No share certificates (aandeelbewijzen) shall be issued.

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5	Register of Shareholders

5.1	In due observance of the applicable statutory provisions in respect of registered shares, a register of Shareholders shall be kept by or on behalf of the Company, which register shall be regularly updated and, at the discretion of the Board, may, in whole or in part, be kept in more than one copy and at more than one address. Part of the register may be kept abroad in order to comply with applicable foreign statutory provisions or applicable listing rules of the stock exchange at which the Shares are admitted to listing and trading with cooperation of the Company.

5.2	The name, address and such further information as required by law or considered appropriate by the Board, of each Shareholder, each pledgee of Shares and each usufructuary of Shares, shall be recorded in the register of Shareholders.

5.3	On application by a holder of Shares or a pledgee or usufructuary of Shares, the Board shall furnish an extract from the register of Shareholders, free of charge, insofar as it relates to the applicant’s right in respect of a Share. If a right of pledge or a usufruct is created in a Share, the extract shall state to whom the voting rights accrue and to whom the Meeting Rights accrue.

5.4	Without prejudice to Article 5.1 the Board shall make the register of Shareholders available at the Company’s office for inspection by the Shareholders and the persons to whom the Meeting Rights accrue.

6	Conversion of Shares

6.1	A holder of Common B Shares may at all times provide the Board with a Conversion Notice requesting conversion of one or more of its Common B Shares into Common A Shares with a ratio of ten Common A Shares for one Common B Share. A holder of Common B Shares providing a Conversion Notice to the Board shall be referred to as a Requesting Shareholder.

6.2	A Conversion Notice must be duly signed by an authorized representative of the Requesting Shareholder and at least include:

(a)	the number of Common B Shares to which the request relates;

(b)	an irrevocable and unconditional power of attorney by the Requesting Shareholder to the Company, with full power of substitution and governed by Dutch law, to transfer nine out of every ten converted Common A Shares to the Company for no consideration;

(c)	representations by the Requesting Shareholder that:

(i)	the Requesting Shareholder has a complete and unencumbered right to the Common B Shares to which the Conversion Notice relates;

(ii)	the Common B Shares to which the Conversion Notice relates are not subject to rights of third parties or obligations to transfer to third parties or claims based on contracts of any nature;

(iii)	the Requesting Shareholder has full power and authority to dispose over the Common B Shares to which the Conversion Notice relates.

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6.3	Upon receipt of a Conversion Notice duly completed and signed to the satisfaction of the Board, the Board shall resolve to convert the Common B Shares to which the Conversion Notice relates into Common A Shares in accordance with Article 6.1, and immediately following completion of the conversion the Requesting Shareholder shall be required to transfer nine out of every ten converted Common A Shares to the Company for no consideration. The Board shall not resolve to convert Common B Shares to the extent the Company would not be permitted under applicable law to acquire nine out of every ten converted Common A Shares in connection with such conversion.

7	Issuance of Shares

7.1	Shares shall be issued pursuant to a resolution of the General Meeting, or pursuant to a resolution of the Board if by resolution of the General Meeting the Board has been authorized for a specific period not exceeding five years to issue Shares. The designation granting the aforesaid authorization must determine the number of Shares that may be issued. The authorization may from time to time be extended for a period not exceeding five years. Unless otherwise stipulated at its grant, the authorization cannot be withdrawn.

7.2	Within eight days after each resolution of the General Meeting to issue Shares or to authorize the Board to issue Shares, the full wording of the resolution shall be deposited at the Dutch trade register.

7.3	The Articles 7.1 and 7.2 shall apply by analogy to the granting of rights to subscribe for Shares, but shall not be applicable to the issue of Shares to persons exercising a previously granted right to subscribe for Shares.

7.4	Within eight days after the end of each calendar quarter, each issue of Shares in such calendar quarter shall be notified to the Dutch trade register, stating the number of Shares issued.

8	Pre-emptive rights

8.1	Without prejudice to the statutory provisions, each Shareholder shall have a pre-emptive right on any issue of Shares pro rata to the aggregate amount of the Shares held. No Shareholder shall, however, have a pre-emptive right on Shares issued for a non-cash contribution. Shareholders shall also not have a pre-emptive right on Shares issued to employees of the Company or a Group Company or issued to persons exercising a previously granted right to subscribe for Shares.

8.2	Pre-emptive rights may be limited or excluded by a resolution of the General Meeting. If the General Meeting has designated this authority to the Board for a period not exceeding five years, the Board may limit or exclude pre-emptive rights provided that the General Meeting has also authorized the Board to issue Shares in accordance with Article 7.1. Resolutions put to the General Meeting to limit or exclude pre-emptive rights shall include an explanation in writing of the reasons for the resolution and the choice of the proposed issue price. If less than one half of the issued capital is represented at the General Meeting, a majority of at least two-thirds of the votes cast shall be required for a resolution of the General Meeting to limit or exclude pre-emptive rights or to designate this authority to the Board. Unless otherwise stipulated at its grant, the authorization cannot be withdrawn.

8.3	Subject to Section 2:96a of the Dutch Civil Code, the General Meeting or the Board shall determine when adopting a resolution to issue Shares with pre-emptive rights, how and during which period such pre-emptive rights may be exercised.

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8.4	Within eight days after each resolution of the General Meeting to designate the Board to limit or exclude pre-emptive rights, the full wording of the resolution shall be deposited at the Dutch trade register.

8.5	When rights are granted to subscribe for Shares, the holders of Shares shall also have a pre-emptive right with respect to such rights. The provisions of this Article 8 shall apply by analogy.

9	Payment on Shares

9.1	The price and other terms of issue shall be determined at the time of the resolution to issue Shares. The issue price shall not be less than the nominal value, other than as provided for in Section 2:80 of the Dutch Civil Code.

9.2	The nominal value of the Shares and, if the Shares are issued above their nominal value, the difference between the nominal value and the issue price (share premium) shall be paid at the time of subscription. Insofar as no other form of payment has been agreed, payment on Shares shall be made in cash. Payment may only be made in a foreign currency with the Company’s approval.

9.3	If the amount of Shares to be issued is announced and only a lesser amount can be placed, this latter amount shall only be placed if expressly allowed by the conditions of issue.

9.4	Shares may only be issued against payment in full of the amount at which such Shares are issued and with due observance of the provisions of the Sections 2:80a and 2:80b of the Dutch Civil Code.

9.5	Legal acts relating to a non-cash contribution on Shares and other legal acts as referred to in Section 2:94 of the Dutch Civil Code, may be performed by the Board without prior approval of the General Meeting.

10	Shares in the Company’s own capital

10.1	The Company may not subscribe for its own Shares on issue.

10.2	Acquisition by the Company of own Shares which are not fully paid shall be null and void. Fully paid Shares in its own capital may only be acquired by the Company for no consideration or if:

(a)	the Company’s equity minus the purchase price is not less than the Distributable Equity; and

(b)	the nominal value of own Shares which the Company acquires, holds or keeps in pledge or which are held by a Subsidiary does not exceed half of the issued capital of the Company.

10.3	With regard to the stipulation under Article 10.2 (a), the Company’s equity shall be that shown by the most recently adopted balance sheet, less the purchase price of the own Shares, the amount of loans as referred to in Section 2:98c paragraph 2 of the Dutch Civil Code and any distributions of profits or reserves to others which have become payable by the Company or its Subsidiaries after the balance sheet date. If more than six months have elapsed since the end of a financial year without the Annual Accounts having been adopted, an acquisition in accordance with Article 10.2 shall not be permitted.

10.4	Acquisition other than for no consideration shall be permitted only if the Board has been duly authorized by the General Meeting. Such authorization shall be valid for a maximum period of

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eighteen months. The authorization given by the General Meeting shall state how many Shares may be acquired, the manner in which they may be acquired and the limits within which the price must be set.

10.5	No authorization as referred to in Article 10.4 shall be required for the acquisition of Shares for the purpose of transferring the same to employees of the Company or of any Group Companies under a scheme applicable to such employees, provided that such Shares are admitted to listing and trading on a stock exchange.

10.6	Shares in the Company’s own capital may be disposed of pursuant to a resolution of the Board.

10.7	The Company can, jointly with its Subsidiaries, hold Shares in its own capital exceeding one tenth of its issued capital for no more than three years after acquisition of Shares for no consideration or under universal title of succession; own Shares held in pledge by the Company are taken into account. Any Shares held by the Company in excess of the amount permitted, shall transfer to the Directors jointly at the end of the last day of such three year period. Each Director shall be jointly and severally liable to compensate the Company for the value of the Shares at such time, with interest at the statutory rate thereon from such time.

10.8	Article 10.7 shall apply by analogy to Shares acquired by the Company in accordance with Article 10.5 without the authorization of the General Meeting and held by the Company for more than one year after acquisition thereof.

10.9	For purposes of this Article 10 the term Shares shall include Depository Receipts.

11	Financial assistance

The Company may not furnish security, give price guarantees or otherwise warrant performance by other parties or assume joint and several liability with or for other parties, with a view to enabling other parties to subscribe for or acquire Shares or Depository Receipts. With a view to the foregoing, the Company may also not advance loans, unless the Board resolves thereto and the further conditions as laid down in the law have been met. The prohibition as referred to in the previous two sentences shall also apply to Subsidiaries, but shall not apply to Shares or Depository Receipts subscribed for or acquired by or on behalf of employees of the Company or a Group Company.

12	Reduction issued capital

With due observance of the statutory requirements the General Meeting may resolve to reduce the issued capital of the Company (i) by reducing the nominal value of Shares by amending the Articles of Association or (ii) by cancelling Shares or Depository Receipts which the Company holds. This resolution must designate to which Shares this resolution pertains and must regulate the implementation of the resolution.

13	Transfer of Shares

13.1	The transfer of Shares shall require a deed executed for that purpose and, save in the event the Company itself is a party to such legal act, written acknowledgement by the Company of the transfer. Service of notice of the deed or of a certified notarial copy or extract of that deed on the Company will be the equivalent of acknowledgement.

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13.2	Article 13.1 shall apply mutatis mutandis to the transfer of any restricted right to a Share, provided that a right of pledge may also be created without acknowledgement by or service of notice upon the Company and that Section 3:239 of the Dutch Civil Code applies, in which case acknowledgement by or service of notice upon the Company shall replace the announcement referred to in Section 3:239 paragraph 3 of the Dutch Civil Code.

14	Right of pledge and usufruct on Shares

14.1	Upon the establishment of a right of pledge on a Share or the creation of a right of usufruct on a Share, the right to vote may be vested in the pledgee or the usufructuary, with due observance of the relevant provisions of Dutch law.

14.2	Both the Shareholder without voting rights and the pledgee or usufructuary with voting rights shall have Meeting Rights. A pledgee or usufructuary without voting rights shall not have Meeting Rights.

14.3	The Shareholder shall have the rights attached to a Share on which a right of usufruct is vested regarding the acquisition of Shares, provided that the Shareholder reimburses the usufructuary for the value of these rights to the extent that such rights are vested in the latter pursuant to his right of usufruct.

15	Depository Receipts

The Board may resolve that the Company cooperates with the issuance of registered Depository Receipts.

16	Board: appointment and remuneration of Directors

16.1	The Company shall be managed by the Board, which shall consist of Executive Directors and Non-Executive Directors.

16.2	The number of Executive Directors and the number of Non-Executive Directors shall be determined by the Board, provided that the Board shall consist of at least two Executive Directors and at least three Non-Executive Directors. Only individuals can be Non-Executive Directors.

16.3	The Executive Directors and Non-Executive Directors shall be appointed as such by the General Meeting at the nomination of the Board.

16.4	The nomination shall be included in the notice of the General Meeting at which the appointment shall be considered. If a nomination has not been made or has not been made in due time, this shall be stated in the notice and the General Meeting shall be free to appoint a Director at its discretion.

16.5	The Company must establish a policy in respect of the remuneration of the Board. The remuneration policy shall at a minimum address the matters referred to in the Sections 2:383c through 2:383e of the Dutch Civil Code, to the extent they relate to the Board. The policy is adopted by the General Meeting upon the proposal of the Board.

16.6	The remuneration of the Directors shall be determined by the Board with due observance of the

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remuneration policy adopted by the General Meeting. The Executive Directors shall not participate in the deliberations and decision-making regarding the determination of the remuneration of the Executive Directors.

16.7	A proposal with respect to a remuneration scheme in the form of Shares or rights to subscribe for Shares is submitted by the Board to the General Meeting for its approval. Such proposal must at least set out the maximum number of Shares or rights to subscribe for Shares that may be granted to Directors and the criteria for granting or amendment.

17	Board: term of office, suspension and dismissal

17.1	Each Director shall be appointed for a term to be determined by the General Meeting. A Director is appointed for a maximum period of four years, provided that, unless a Director resigns earlier, his appointment period shall end immediately after the annual General Meeting that will be held in the fourth calendar year after the date of his appointment. A Director may be reappointed for a term of not more than four years at a time, with due observance of the provision in the previous sentence.

17.2	The Board shall draw up a rotation schedule for the Directors.

17.3	A Director may at any time be suspended by the General Meeting. An Executive Director may also be suspended by the Board, in which case an Executive Director shall not participate in the deliberations and decision-making on his suspension. A resolution to suspend an Executive Director by the Board shall require a unanimous vote by all Directors except the Executive Director whose suspension is the subject of the motion.

17.4	If either the Board or the General Meeting has resolved upon a suspension of a Director, the General Meeting shall within three months after the suspension has taken effect, resolve either to dismiss such Director, or to terminate or continue the suspension, failing which the suspension shall lapse. A resolution to continue the suspension may be adopted only once and in such event the suspension may be continued for a maximum period of three months commencing on the day that the General Meeting has adopted the resolution to continue the suspension. If the General Meeting has not decided to terminate or to continue the suspension within the required period, the suspension shall lapse.

17.5	The General Meeting may at any time dismiss a Director.

18	Board: Chairman, Vice-Chairman, CEO and other titles

18.1	The Board shall appoint a Non-Executive Director as Chairman for such period as the Board may decide, with due observance of the term referred to in Article 17.1.

18.2	The Board may appoint one or more of the Non-Executive Directors as Vice-Chairman for such period as the Board may decide, with due observance of the term referred to in Article 17.1. If the Chairman is absent or unwilling to fulfill his duties, the Vice-Chairman shall be entrusted with such duties.

18.3	The Board may grant titles to Executive Directors, such including CEO.

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19	Company Secretary

19.1	The Board shall appoint a Company Secretary from outside its members.

19.2	The Company Secretary shall have such powers as are assigned by the Articles of Association and, subject to the Articles of Association, by the Board on or after appointment.

19.3	The Company Secretary may be removed from office at any time by the Board.

20	Board: regulations and committees

20.1	With due observance of these Articles of Association the Board shall adopt one or more sets of regulations dealing with such matters as its internal organization, the manner in which decisions are taken, the composition, the duties and organization of committees and any other matters concerning the Board, the Executive Directors, the Non-Executive Directors and the committees established by the Board.

20.2	Regulations dealing with matters concerning the General Meeting will be placed on the Company’s website.

20.3	The Board may establish such committees as it may deem necessary which committees may consist of one or more Directors or of other persons. Without prejudice to the collective responsibility of the Board, the committees shall be charged with preparation of the decisions of the Board. The Chairman shall ensure the proper functioning of the committees.

20.4	The Board shall in any event establish from among its Non-Executive Directors an audit committee, compensation committee and nomination committee.

20.5	The Board appoints the members of each committee, provided that the Chairman and a former Executive Director may not be a member of the audit committee, compensation committee or nomination committee. The Board determines the tasks of each committee. The Board may at any time change the duties and the composition of each committee.

21	Board: decision-making

21.1	Meetings of the Board may be called at any time, either by one or more Directors or, on his or their instructions, by the Company Secretary.

21.2	Meetings of the Board may be held by means of an assembly of Directors in person at a formal meeting or by conference call, video conference or by any other means of communication, provided that all Directors participating in such meeting are able to communicate with each other simultaneously. Participation in a meeting held in any of the above ways shall constitute presence at such meeting.

21.3	Each Director shall have one vote in the Board.

21.4	Unless these Articles of Association or the regulations of the Board referred to in Article 20.1 provide otherwise, resolutions of the Board shall be adopted by a simple majority of the votes cast without any quorum requirements applicable thereto.

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21.5	If there is a tie in voting the proposal shall be rejected.

21.6	The minutes of meetings of the Board shall be kept by the Company Secretary. The minutes shall be adopted by the Board at the same meeting or at a subsequent meeting.

21.7	With due observance of these Articles of Associations, resolutions of the Board may be adopted outside of a meeting, in writing or otherwise, provided that the proposal concerned is submitted to all Directors then in office and none of them objects to this manner of decision-making.

21.8	A Director shall not participate in deliberations and the decision-making process in the event of a direct or indirect personal conflict of interest between that Director and the Company and the enterprise connected with it. If there is such personal conflict of interest in respect of all Directors, the decision shall nevertheless be taken by the Board.

22	Board: task, division of duties, restrictions

22.1	Subject to the division of duties referred to in Article 22.2, the Board shall be entrusted with the management of the Company and shall for such purpose have all the powers within the limits of the law that are not granted by the Articles of Association to others. In the performance of their tasks, the Directors shall be guided by the interests of the Company and the enterprise connected with it.

22.2	The Board may divide its duties among the Directors by regulations referred to in Article 20.1, provided that the day-to-day management of the Company shall be entrusted to the Executive Directors and provided further that the task to supervise the performance by the Directors of their duties cannot be taken away from the Non-Executive Directors.

22.3	The Executive Directors shall timely provide the Non-Executive Directors with all information required for the exercise of their duties.

22.4	Without prejudice to any other applicable provisions of the Articles of Association, the Board shall require the approval of the General Meeting for resolutions of the Board regarding:

(a)	a significant change in the identity or nature of the Company or the enterprise, including in any event:

(i)	the transfer of the enterprise or practically the entire enterprise to a third party;

(ii)	the conclusion or cancellation of any long-lasting cooperation by the Company or a Subsidiary with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that such cooperation or the cancellation thereof is of essential importance to the Company; and

(iii)	the acquisition or disposal of a participating interest in the capital of a company with a value of at least one-third of the sum of the assets according to the consolidated balance sheet with explanatory notes thereto according to the last adopted annual accounts of the Company, by the Company or a Subsidiary;

(b)	any merger or demerger of the Company or any Subsidiaries with a company that is not a Group Company and whose aggregate net asset value according to its last financial statements is at least one-third of the sum of the Company’s assets according to the consolidated balance sheet with explanatory notes thereto according to the last adopted annual accounts of the Company.

22.5	The absence of approval as referred to in Article 22.4 shall not affect the authority of the Board or the Directors to represent the Company.

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23	Board: vacancy or inability of Directors

23.1	In the event of the absence or inability to act of one or more Directors, the powers of the Board remain intact, provided that:

(a)	in the event of the absence or inability to act of all Executive Directors, the Non-Executive Directors shall be authorized to temporarily entrust the management to others;

(b)	in the event of the absence or inability to act of the Non-Executive Directors or of all Directors, the Company Secretary shall temporarily be responsible for the management of the Company until the vacancies have been filled. In the event of the absence or inability to act of all Non-Executive Directors or of all Directors, the Company Secretary will as soon as possible take the necessary measures required for a permanent solution.

24	Board: indemnification

24.1	The Company shall indemnify each (former) Director against all expenses (including reasonably incurred and substantiated attorneys’ fees), financial effects of judgements, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, provided he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company or out of his mandate, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

24.2	Notwithstanding Article 24.1, no indemnification shall be made in respect of any claim, issue or matter as to which such (former) Director shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of his duty to the Company.

24.3	Any indemnification by the Company referred to in the Articles 24.1 and 24.2 shall be made only (unless ordered by a court) upon a determination that indemnification of the (former) Director is proper under the circumstances because he had met the applicable standard of conduct set forth in Article 24.1.

24.4	Expenses that a (former) Director has incurred in defending a civil or criminal action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding, upon a resolution of the Board of Directors with respect to the specific case upon receipt of an undertaking by or on behalf of the Board of Directors to repay such amount, unless it shall ultimately be determined that such (former) Directors is entitled to be indemnified by the Company as authorized in Article 24.1.

24.5	A (former) Director shall not be entitled to any indemnification as mentioned in this Article 24, if and to the extent:

(a)	a Dutch court, a judicial tribunal or, in case of an arbitration, an arbitrator has established by final judgement that is not open to challenge or appeal, that the acts or omissions of the (former) Director can be considered intentional, willfully reckless or seriously culpable, unless this would in the given circumstances be unacceptable according to the standards of reasonableness and fairness;

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(b)	the costs or the decrease in assets of the (former) Director are covered by an insurance and the insurer started payment of the costs or the decrease in assets; or

(c)	the Company brought the procedure in question up before court.

25	Representation

25.1	The Board shall represent the Company.

25.2	The Company shall also be represented by each Executive Director.

25.3	The Board shall have the power, without prejudice to its responsibility, to cause the Company to be represented by one or more officers. These officers shall have such powers as shall be assigned to them on or after their appointment and in conformity with the Articles of Association, by the Board.

26	Financial year and Annual Accounts

26.1	The Company’s financial year shall be the calendar year.

26.2	Annually, within the term set by law, the Board shall prepare Annual Accounts, and shall deposit the same for inspection at the Company’s office.

26.3	The Annual Accounts shall be accompanied by the Auditor’s statement referred to in Article 27, by the management report as well as the other particulars to be added to those documents by virtue of applicable statutory provisions.

26.4	The Annual Accounts shall be signed by the Directors; if one or more of their signatures is lacking, this shall be stated, giving the reasons therefor.

27	Auditor

27.1	The Company shall instruct an Auditor to audit the Annual Accounts.

27.2	The General Meeting shall be authorized to furnish such instruction. If the General Meeting fails to do so, the Board shall be competent thereto. With due observance of Section 2:393 paragraph 2 of the Dutch Civil Code, instructions to the Auditor may be withdrawn at any time.

27.3	The Auditor shall render an account of his audit to the Board.

27.4	The Auditor shall reflect the results of his audit in a statement attesting to the fidelity of the Annual Accounts.

28	Deposition at the office of the Company

The Annual Accounts as prepared, the management report, the consultative report and the information to be added pursuant to Section 2:392 paragraph 1 of the Dutch Civil Code must be available at the Company’s office as of the date of the notice convening the annual General Meeting. Shareholders and persons with Meeting Rights may inspect the documents at that place and obtain a copy thereof free of charge.

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29	Adoption Annual Accounts

29.1	The Annual Accounts shall be adopted by the General Meeting.

29.2	The Annual Accounts may not be adopted if the General Meeting has been unable to inspect the Auditor’s statement referred to in Article 27.4, unless the information to be added by virtue of the law includes a legal ground for the lacking of the statement.

30	Profits, distributions and reserves

30.1	Each year the Board may determine which part of the profits shall be reserved.

30.2	The General Meeting may resolve to distribute any part of the profits remaining after reservation in accordance with Article 30.1. If the General Meeting does not resolve to distribute these profits in whole or in part, such profits (or any profits remaining after distribution) shall also be reserved.

30.3	Distributions may be made only up to an amount which does not exceed the amount of the Distributable Equity.

30.4	Distribution of profits shall be made after adoption of the annual accounts if permissible under the law given the contents of the Annual Accounts.

30.5	The Board may resolve to distribute interim dividend on the Shares.

30.6	In calculating the amount of any distribution on Shares, Shares held by the Company, or Shares for which the Company holds the Depository Receipts shall be disregarded, unless such Shares or Depository Receipts are encumbered with a right of usufruct or pledge.

30.7	Any and all distributions on the Shares shall be made in such a way that on each Share an equal amount or value will be distributed.

30.8	All reserves maintained by the Company shall be attached to the Common A Shares and Common B Shares jointly.

30.9	The Sections 2:104 and 2:105 of the Dutch Civil Code shall apply to distributions.

30.10	The Board may resolve that distributions on Shares are made from the Distributable Equity.

30.11	The Board may determine that distributions on Shares will be made payable in euro or another currency.

30.12	The Board may resolve that a distribution on Shares shall not be paid in whole or in part in cash but in Shares or in any other form, or decide that Shareholders shall be given the option to receive the distribution in cash or other than in cash. The Board may determine the conditions under which such option can be given to the Shareholders.

30.13	The Company Body authorized to issue Shares, grant rights to subscribe for Shares and limit or exclude pre-emptive rights, in accordance with the provisions of the Articles 7 and 8, shall be authorized to resolve that in respect of any issuance of Shares and/or granting of rights to Shares, the nominal value of these Shares shall be paid up on account of the Distributable Equity.

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30.14	If a resolution is adopted to make a distribution on Shares, the Company shall make the distribution to the person in whose name the Share is registered on the date as determined by the Board in accordance with Dutch law and the rules of the stock exchange where the Shares are admitted to listing and trading with the cooperation of the Company.

31	Date for payment

31.1	The date on which dividends and other distributions shall be made payable shall be announced in accordance with the provisions of Article 40.

31.2	Unless the Company Body authorized to make distributions determines another date of payment, distributions on Shares shall be made payable within thirty days after they have been declared.

31.3	A claim of a Shareholder for payment of a distribution shall be time barred by an elapse of five years.

32	Annual General Meeting

32.1	The annual General Meeting shall be held each year, within six (6) months after the end of the financial year.

32.2	The agenda for such meeting shall announce inter alia the following matters:

(a)	discussion of the management report, including corporate governance;

(b)	discussion of implementation of the remuneration policy;

(c)	discussion and adoption of the Annual Accounts;

(d)	discharge of the Directors;

(e)	appointments for any vacancies;

(f)	reservation- and dividend policy, including the policy regarding allocation of profits;

(g)	consideration of the proposal to make distributions;

(h)	discussion of any substantial change in the Company’s corporate governance structure;

(i)	cancellation of any Shares held by the Company; and

(j)	any other proposals presented for discussion by the Board and announced with due observance of Article 40 as well as proposals made by Shareholders in accordance with provisions of the law and the provisions of the Articles of Association.

32.3	Matters will only be put to vote if and to the extent the General Meeting is authorized by law or the Articles of Association to resolve on the subject matter. All other matters are put on the agenda for discussion purposes only.

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33	Extraordinary General Meetings

33.1	Extraordinary General Meetings shall be held as often as the Board, the Chairman or the CEO deems necessary, without prejudice to the provisions of the Sections 2:110, 2:111 and 2:112 of the Dutch Civil Code.

33.2	Within three months after it becoming apparent to the Board that the equity of the Company has decreased to an amount equal or lower than one half of the paid in and called up part of the capital, a General Meeting shall be held to discuss any requisite measures.

34	Convocation and agenda of General Meetings

34.1	General Meetings shall be convened by the Board, the Chairman or the CEO.

34.2	The convocation notice of the meeting shall be given upon a term of at least such number of days prior to the day of the meeting as required by Dutch law in accordance with the relevant statutory provisions and the regulations of the stock exchange where the Shares are listed at the Company’s request.

34.3	The convocation notice of the meeting shall state the items to be dealt with, the items to be discussed and which items to be voted on, the place and time of the meeting, the procedure for participating at the meeting whether or not by written proxy-holder, the address of the website of the Company and, if applicable, the procedure for participating at the meeting and exercising one’s right to vote by electronic means of communication as referred to in Article 38.2, without prejudice to the relevant provisions of these Articles of Association, and in addition with due observance of the relevant provisions of Dutch law.

34.4	The convocation notice of the meeting shall also state the requirement for admission to the meeting as described in Article 38.2.

34.5	The notice of the meeting shall state the Record Date and the manner in which the persons entitled to attend or vote at a meeting may procure their registration and exercise their rights.

34.6	One or more Shareholders authorized to do so pursuant to Dutch law, have the right to request the Board to convene a General Meeting.

34.7	A subject for discussion of which discussion has been requested in writing by one or more Shareholders who individually or jointly represent at least three percent of the Company’s issued capital, shall be included in the notice or shall be notified in the same way as the other subjects for discussion, provided the Company has received the request (including the reasons for such request) not later than sixty days before the day of the meeting. Such written requests may not be submitted electronically and must comply with the conditions stipulated by the Board as posted on the Company’s website.

34.8	A proposal for approval or authorization by the General Meeting shall be explained in writing. In its explanation the Board shall deal with all facts and circumstances relevant to the approval or authorization to be granted.

34.9	For purposes of this Article 34, the terms Shareholder and Shareholders shall include persons to whom Meeting Rights accrue.

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35	Place of General Meetings

The General Meetings shall be held at in Amsterdam or Haarlemmermeer (including Schiphol Airport).

36	Chairperson

36.1	The General Meetings shall be presided over by the Chairman or, in his absence, by the Vice-Chairman; in the event that the latter is also absent, the Directors present shall appoint a chairperson from their midst. The Board may appoint another person to act as chairperson of a General Meeting.

36.2	If the chairperson has not been appointed in accordance with Article 36.1, the meeting itself shall appoint a chairperson. Until that moment, the eldest person present at the General Meeting shall act as chairperson.

37	Proceedings and minutes

37.1	The chairperson of the General Meeting shall determine the order of proceedings at the meeting with due observance of the agenda and may restrict the allotted speaking time or take other measures to ensure orderly progress of the meeting.

37.2	Minutes shall be kept of the proceedings at every General Meeting by a secretary to be designated by the chairperson. The minutes shall be adopted by the chairperson and the secretary of the meeting and shall be signed by them as evidence thereof.

37.3	The Board or the chairperson of the meeting may determine that a notarial report must be drawn up of the proceedings of a meeting. The notarial report shall be co-signed by the chairperson.

38	Rights at meetings and admittance

38.1	Each Shareholder entitled to vote and each person with Meeting Rights shall be entitled to attend the General Meeting, to address such meeting and, to the extent applicable, exercise his voting rights, provided that such person:

(a)	is a Shareholder or a person with Meeting Rights as per the Record Date;

(b)	is as such registered in a register (or one or more parts thereof) designated thereto by the Board, hereinafter referred to as: the “register”; and

(c)	has given notice in writing to the Company prior to a date set in the notice to attend a General Meeting,

regardless of who will be Shareholder or a person with Meeting Rights at the time of the meeting. The notice will contain the name and the number of Shares the person will represent in the meeting. The provision above under (c) concerning the notice to the Company also applies to the proxy holder of a person authorized to attend a General Meeting.

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38.2	The Board may determine that the powers set out in the first sentence of Article 38.1 may be exercised by means of electronic communication. If a person entitled to attend meetings participates by means of electronic communication, it shall be required that the electronic communication allows for identification of such person, for such person to directly take notice of the proceedings in the meeting and for the casting of votes. Furthermore, it shall be required that the electronic communication allows for the person entitled to attend meetings to participate in discussions in the meeting. The Board may subject the use of the electronic communication and the manner in which the requirements mentioned in Article 38.1 should be satisfied to further conditions, provided that these conditions are reasonable and necessary to establish the identity of the Shareholder and the reliability and security of the communication and are included in the notice of the meeting.

38.3	The Board may determine in the convocation that any vote cast prior to the meeting by means of electronic communication or by means of a letter, shall be deemed to be a vote cast in the meeting. Such a vote may not be cast prior to the Record Date. A Shareholder who has cast his vote prior to the meeting by means of electronic communication, remains entitled to, whether or not represented by a holder of a written proxy, participate in the meeting and to address the meeting. Once cast, a vote cannot be revoked.

38.4	Each person entitled to vote or his proxy shall, whether or not by means of electronic communication, sign the attendance list.

38.5	The Directors shall, as such, have the right to render advice in the General Meeting.

38.6	The Auditor, to whom the instruction is given to render a statement with regard to the Annual Accounts, is authorized to attend and address the General Meeting, at which will be resolved on the adoption of the Annual Accounts.

38.7	The chairperson shall decide whether persons, other than those entitled to be admitted pursuant to this Article 38, shall be admitted to the meeting.

39	Decision-making

39.1	To the extent the law or these Articles of Association do not require a qualified majority, all resolutions of the General Meeting shall be adopted by a simple majority of the votes cast.

39.2	If there is a tie in voting, the proposal shall be deemed to have been rejected.

39.3	Notwithstanding any other provisions of these Articles of Association, resolutions of the General Meeting in relation to the application for bankruptcy, suspension of payments, legal merger or legal demerger, can only be adopted at the proposal of the Board.

39.4	Each Common A Share confers the right to cast one vote and each Common B Share confers the right to cast ten votes.

39.5	The chairperson of the meeting shall decide on the method of voting.

39.6	Abstentions and invalid votes shall not be counted as votes.

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39.7	The ruling pronounced by the chairperson of the meeting in respect of the outcome of a vote shall be decisive. The same shall apply to the contents of a resolution passed, in as far as voting related to a proposal not made in writing.

39.8	In the General Meeting, no voting rights may be exercised for any Share held by the Company or a Subsidiary, nor for any Share for which the Company or a Subsidiary holds the Depository Receipts. However, pledgees and usufructuaries of Shares owned by the Company or a Subsidiary are not excluded from exercising the voting rights, if the right of pledge or the usufruct was created before the Share was owned by the Company or such Subsidiary. The Company or a Subsidiary may not exercise voting rights for a Share in respect of which it holds a right of pledge or usufruct.

39.9	When determining how many votes are cast by Shareholders, how many Shareholders are present or represented, or which part of the Company’s issued capital is represented, no account shall be taken of Shares for which, pursuant to the law or these Articles of Association, no vote can be cast.

40	Convocation notices and announcements

Convocation notices of General Meetings shall be effected in accordance with the provisions prescribed by law. Announcements concerning dividend and other distributions and other announcements to Shareholders and persons with Meeting Rights shall be effected on the Company’s website.

41	Class Meetings

41.1	Class Meetings are held as often as required by Dutch law or as the Board deems such necessary.

41.2	The provisions in these Articles of Association with respect to General Meetings shall apply by analogy to Class Meetings, to the extent this Articles 41 does not provide otherwise and provided that the applicable meeting shall appoint its own chairman.

41.3	For as long as Common B Shares are not admitted to listing and trading on a stock exchange with the cooperation of the Company:

(a)	notice of the meeting shall be given no later than on the fifteenth day before the date of the meeting and the convocation notice shall be sent to the address as included in the register of Shareholders;

(b)	resolutions may be adopted in writing without holding a Class Meeting, provided such resolutions are adopted by the unanimous vote of all holders of Common B Shares entitled to vote;

(c)	valid resolutions may be adopted if the formalities for convening and holding of Class Meetings have not been complied with, if adopted by unanimous vote in a meeting at which all issued and outstanding Common B Shares are represented.

42	Amendment of the Articles of Association

42.1	The General Meeting may resolve to amend these Articles of Association.

42.2	When a proposal to amend these Articles of Association is to be made at a General Meeting, the notice of such meeting must state so and a copy of the proposal, including the verbatim text thereof, shall be deposited and kept available at the Company’s office for inspection by, and must be made available free of charge to, Shareholders and persons with Meeting Rights, until the conclusion of the meeting. An amendment of these Articles of Association shall be laid down in a notarial deed.

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43	Dissolution and liquidation

43.1	The General Meeting may resolve to dissolve the Company.

43.2	If the Company is dissolved pursuant to a resolution of the General Meeting, the Directors shall become liquidators of the dissolved Company’s property. The General Meeting may decide to appoint other persons as liquidators.

43.3	During liquidation, the provisions of these Articles of Association shall remain in force to the extent possible.

43.4	The balance remaining after payment of the debts of the dissolved Company shall be transferred to the Shareholders in proportion to the aggregate nominal value of the Shares held by each.

*    *    *

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